FOR IMMEDIATE RELEASE

Formula Systems Reports Third Quarter 2008 Results

Nine Months Operating Income of $26.0 million

Third Quarter Operating income of $10.5 million.

Herzliya, Israel –November 25, 2008 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the nine months and third quarter of 2008.

Revenues for the third quarter totaled $149.7million an increase of 23% compared to $121.7 million in the third quarter of 2007.

Revenues for the nine months ended September 30, 2008 totaled $437.0 million compared to $357.4 million in the same period of 2007, an increase of22%.

Operating income in the third quarter of 2008 was $10.5 million compared to $6.8 million in the same quarter of 2007, an increase of 54%.

Operating income in the first nine months of 2008 was $26.0 million compared to $19.2 million in the first nine months of 2007, an increase of 36%.

Financial expenses in the third quarter totaled $4.7 million compared to $175,000 in the third quarter of 2007. Financial expenses for the nine months of 2008 were $5.3 million compared to $1.4 million in the comparable period last year.  The increase in financial expenses is mainly attributed to expenses related to debentures previously issued in two of our subsidiaries.

Net income generated from continuing operation in the third quarter and the nine months of 2008 was $2.9 and $10.2 million respectively.

Our cash and short term investments as of September 30, 2008 totaled approximately $182 million and our current ratio was 2.35.

Shareholder's equity on September 30, 2008 totaled $208 million, reflecting $15.7 per share.

Guy Bernstein, CEO of Formula, commented: "We are very pleased with the third quarter financial results. In spite of the turbulent environment, all our subsidiaries demonstrated continuous growth while achieving operating profit, net income and positive cash flow."

Mr. Bernstein added: "We believe that the steady growth of all our subsidiaries is the direct result of our cost effectiveness plan that was adopted throughout the group. Thanks to the implementation of our strategy we are well prepared to navigate the troubled waters of the current global environment."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	127,521	161,504
Short-term investments	54,176	40,276
Trade receivables	153,058	139,478
Other accounts receivable	28,300	34,822
Inventories	3,252	3,157

	366,307	379,237

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	16,572	14,849
Investments in affiliates	4,063	3,792

	20,635	18,641

SEVERANCE PAY FUND	43,404	36,851

FIXED ASSETS, NET	16,710	15,794

OTHER ASSETS, NET	193,148	162,060

TOTAL ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	32	41

	640,236	612,624

CURRENT LIABILITIES:
Liabilities to banks and others	13,814	26,954
Trade payables	47,941	57,099
Other accounts payable	89,779	73,072
Debentures	3,903	3,524

	155,437	160,649

LONG-TERM LIABILITIES:
Debentures	82,717	71,880
Deferred taxes	4,043	3,276
Customer advances	1,638	2,181
Liabilities to banks and others	20,286	23,685
Liability in respect of the acquisition of activities	1,167	1,373
Accrued severance pay	54,206	42,774

	164,057	145,169

TOTAL LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	406	503

MINORITY INTEREST	112,804	107,915

SHAREHOLDERS’ EQUITY	207,532	198,388

	640,236	612,624

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	437,005	357,433	149,741	121,713
Cost of revenues	330,167	269,069	112,967	91,547

Gross profit	106,838	88,364	36,774	30,166
Research and development costs, net	4,484	3,847	1,646	1,480
Selling, general and administrative expenses	73,690	62,944	23,748	21,064
Depreciation and amortization	2,665	2,409	873	787

Operating income	25,999	19,164	10,507	6,835
Financial expenses, net	5,260	1,442	4,719	175

	20,739	17,722	5,788	6,660
Gain (loss) on realization of investments	(404)	1,986	(112)	21
Other income (expenses), net	(331)	((184	90	252

Income before taxes on income	20,004	19,524	5,766	6,933
Taxes on income	1,525	1,073	443	104

	18,479	18,451	5,323	6,829
Equity in losses (gains) of affiliated companies, net	296	546	(94)	182
Minority interest in profits, net	8,022	6,964	2,538	2,148

Income from continuing operation	10,161	10,941	2,879	4,499
Income from discontinued operations	-	19,803	-	740

Net income	10,161	30,744	2,879	5,239

Earnings per share generated from continued operation :
Basic	0.77	0.84	0.22	0.34

Diluted	0.76	0.83	0.22	0.34

Earnings per share generated from discontinuing operation :
Basic	-	1.5	-	0.05
Diluted	-	1.5	-	0.05

Weighted average number of shares outstanding:
Basic	13,200	13,200	13,200	13,200

Diluted	13,200	13,200	13,200	13,200
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